UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     FORM U-13-60

                                     ANNUAL REPORT

                                    FOR THE PERIOD

                Beginning January 1, 2002 and Ending December 31, 2002


                                        TO THE

                        U.S. SECURITIES AND EXCHANGE COMMISSION

                                          OF



                             STP Nuclear Operating Company
                           (Exact Name of Reporting Company)


                             A Subsidiary SERVICE COMPANY
                              ------------
                              ("Mutual" or "Subsidiary")


                      Date of Incorporation: October 1, 1997
                                             ---------------

                  If not Incorporated, Date of Organization:                 .
                                                            -----------------


          State or Sovereign Power under which Incorporated or Organized: Texas
                                                                          -----


                   Location of Principal Executive Offices of
            Reporting Company: 8 Miles Wst Wadsworth Texas on FM 521
                               -------------------------------------


              Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                      F. H. Mallen  General Manager Financial Support
                      ------------  ---------------------------------
                         (Name)        (Title)

                         P.O. Box 289  Wadsworth, Texas 77483
                         ------------------------------------
                          (Address)


             Name of Principal Holding Company Whose Subsidiaries are
                          served by Reporting Company:

                            American Electric Power


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                                                                     Page 2

                     INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform
System of Accounts for Mutual Service Companies and Subsidiary Service
Companies, Public Utility Holding Company Act of 1935, as amended February 2,
1979 shall be applicable to words or terms used specifically within this Form
U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

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                               LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or         Page
     Description of Schedules and Accounts                                    Account Number       Number
Comparative Balance Sheet                                                       Schedule I            4

Service Company Property                                                        Schedule II           5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                                                  Schedule III           6

Investments                                                                     Schedule IV           7

Accounts Receivable from Associate Companies                                    Schedule V            8

Fuel Stock Expenses Undistributed                                               Schedule VI           9

Stores Expense Undistributed                                                   Schedule VII           9

Miscellaneous Current and Accrued Assets                                       Schedule VIII         10

Miscellaneous Deferred Debits                                                   Schedule IX          10

Research, Development, or Demonstration Expenditures                            Schedule X           10

Proprietary Capital                                                             Schedule XI          11

Long-Term Debt                                                                 Schedule XII          12

Current and Accrued Liabilities                                                Schedule XIII         13

Notes to Financial Statements                                                  Schedule XIV          14

Comparative Income Statement                                                    Schedule XV          15

Analysis of Billing - Associate Companies                                       Account 457          16

Analysis of Billing - Non Associate Companies                                   Account 458          17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                                      Schedule XVI          18

Schedule of Expense by Department or Service Function                          Schedule XVII         19

Departmental Analysis of Salaries                                               Account 920          20

Outside Services Employed                                                       Account 923          21

Employee Pensions and Benefits                                                  Account 926          22

General Advertising Expenses                                                   Account 930.1         23

Miscellaneous General Expenses                                                 Account 930.2         24

Rents                                                                           Account 931          24

Taxes Other Than Income Taxes                                                   Account 408          25

Donations                                                                      Account 426.1         26

Other Deductions                                                               Account 426.5         27

Notes to Statement of Income                                                  Schedule XVIII         28


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                                                   29

Methods of Allocation                                                                                30

Annual Statement of Compensation for Use of Capital Billed                                           31
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                                                                                                                   Page 4
                   ANNUAL REPORT OF STP Nuclear Operating Company

                       SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                             AS OF             AS OF
                                                                                           12/31/02          12/31/01

 ACCOUNT      ASSETS AND OTHER DEBITS
              SERVICE COMPANY PROPERTY
    101       ELECTRIC PLANT IN SERVICE                                   (Schedule II)           $ --             $ --
    106       COMPL CONSTR NOT CLASSIFIED                                                           --               --
   101.1      PROPERTY UNDER CAPITAL LEASES                                                         --               --
    105       ELECTRIC PLANT FOR FUTURE USE                                                         --               --
    107       CONSTRUCTION WORK IN PROGRESS                               (Schedule II)             --               --
    120       NUCLEAR FUEL                                                                          --               --
                                                                                         --------------    -------------
              TOTAL PROPERTY                                                                        --               --

    108       ACCUM PROV FOR DEPRECIATION                                 (Schedule III)            --               --
   120.5      ACCUM PROV FUEL AMORTIZATION                                                          --               --

                                                                                         --------------    -------------
              NET SERVICE COMPANY PROPERTY                                                          --               --

              INVESTMENTS
    123       INVESTMENTS IN ASSOCIATE COMPANIES                          (Schedule IV)             --               --
    124       OTHER INVESTMENTS                                           (Schedule IV)             --               --
                                                                                         --------------    -------------
              TOTAL INVESTMENTS                                                                     --               --

              CURRENT AND ACCRUED ASSETS
    131       CASH                                                                                  --               --
    134       SPECIAL DEPOSITS                                                                      --               --
    135       WORKING FUNDS                                                                         --               --
    136       TEMPORARY CASH INVESTMENTS                                                            --               --
    141       NOTES RECEIVABLE                                                                      --               --
    142       CUSTOMER ACCOUNTS RECEIVABLE                                                          --               --
    143       OTHER ACCTS RECEIVABLE                                                                --               --
    144       ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS                                      --               --
    146       ACCTS REC ASSOC COMPANIES                                   (Schedule V)         101,370           73,489
    152       FUEL STOCK EXPENSES UNDISTRIBUTED                           (Schedule VI)             --               --
    154       MATERIALS & OPERATING SUPPLIES                                                        --               --
    163       STORES EXPENSE UNDISTRIBUTED                                (Schedule VII)            --               --
    165       PREPAYMENTS                                                                           --               --
    174       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                    (Schedule VIII)           --               --
                                                                                         --------------    -------------
              TOTAL CURRENT AND ACCRUED ASSETS                                                 101,370           73,489

              DEFERRED DEBITS
    181       UNAMORTIZED DEBT EXPENSE                                                              --               --
    184       CLEARING ACCOUNTS                                                                     --               --
    186       MISCELLANEOUS DEFERRED DEBITS                               (Schedule IX)             --               --
    188       RESEARCH & DEVELOPMENT SUMMARY                              (Schedule X)              --               --
    190       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --
                                                                                         --------------    -------------
              TOTAL DEFERRED DEBITS                                                                 --               --

                                                                                         --------------    -------------
              TOTAL ASSETS AND OTHER DEBITS                                                  $ 101,370         $ 73,489
                                                                                         ==============    =============
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                                                                                                              Page 4

                                                                                          AS OF             AS OF
                                                                                        12/31/02          12/31/01
                                                                                      --------------    -------------

 ACCOUNT    LIABILITIES AND PROPRIETARY CAPITAL

           PROPRIETARY CAPITAL
 201       COMMON STOCK ISSUED                                         (Schedule XI)           $ --             $ --
 211       MISCELLANEOUS PAID-IN CAPITAL                               (Schedule XI)             --               --
 215       APPROPRIATED RETAINED EARNINGS                              (Schedule XI)             --               --
 216       UNAPPROPRIATED RETAINED EARNINGS                            (Schedule XI)             --               --
                                                                                      --------------    -------------
           TOTAL PROPRIETARY CAPITAL                                                             --               --

           LONG-TERM DEBT
 223       ADVANCES FROM ASSOCIATE COMPANIES                           (Schedule XII)            --               --
 224       OTHER LONG-TERM DEBT                                        (Schedule XII)            --               --
 225       UNAMORTIZED PREMIUM ON LONG-TERM DEBT                                                 --               --
 226       UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                                                --               --
 227       CAPITAL LEASE LONG TERM                                                               --               --
                                                                                      --------------    -------------
           TOTAL LONG-TERM DEBT                                                                  --               --


 228       OTHER NONCURRENT LIABILITIES                                                      41,958           37,780
                                                                                      --------------    -------------

           CURRENT AND ACCRUED LIABILITIES
 228       OTHER CURRENT LIABILITIES                                                            803            1,168
 231       NOTES PAYABLE                                                                         --               --
 232       ACCOUNTS PAYABLE                                                                  41,983           12,469
 233       NOTES PAYABLE TO ASSOCIATE COMPANIES                        (Schedule XIII)           --               --
 234       AP ASSOC COMPANIES SUMMARY                                  (Schedule XIII)           --               --
 236       TAXES ACCRUED                                                                        437               66
 237       INTEREST ACCRUED                                                                      --               --
 238       DIVIDENDS ACCRUED                                                                     --               --
 241       TAX COLLECTIONS PAYABLE                                                               --               --
 242       MISC. CURRENT & ACCRUED LIAB.                               (Schedule XIII)       10,647           16,905
 243       CAPITAL LEASES - CURRENT                                                              --               --
 265       INVENTORY ADJUSTMENT RESERVE                                                          --               --
                                                                                      --------------    -------------
           TOTAL CURRENT AND ACCRUED LIABILITIES                                             53,870           30,609

           DEFERRED CREDITS
 253       OTHER DEFERRED CREDITS                                                             5,543            5,100
 255       ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS                                          --               --
 262       ACCUM PROV INJURIES & DAMAGES                                                         --               --
                                                                                      --------------    -------------
           TOTAL DEFERRED CREDITS                                                             5,543            5,100

 282       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --

                                                                                      --------------    -------------
           TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                      $ 101,370         $ 73,489
                                                                                      ==============    =============

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                                                                                                                    Page 5
                                                  ANNUAL REPORT OF STP Nuclear Operating Company

                                                       For the Year Ended December 31, 2002

                                                      SCHEDULE II - SERVICE COMPANY PROPERTY
                                                                   (thousands)

                                                       BALANCE AT                                                 BALANCE AT
                                                       BEGINNING                    RETIREMENTS      OTHER         CLOSE OF
  DESCRIPTION                                           OF YEAR       ADDITIONS      OR SALES       CHANGES         YEAR
  -----------
                                                     -------------- -------------- -------------- ------------- -------------
 ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                  $ --           $ --           $ --          $ --          $ --

 ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                --             --             --            --            --
                                                     -------------- -------------- -------------- ------------- -------------
 TOTAL                                                    $ --           $ --           $ --          $ --          $ --
                                                     ============== ============== ============== ============= =============

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                                                                                                                          Page 6
                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                  For the Year Ended December 31, 2002

                   SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                                                              (thousands)


                                                 BALANCE AT                                                     BALANCE AT
DESCRIPTION                                      BEGINNING                        RETIREMENTS      OTHER         CLOSE OF
-----------                                       OF YEAR        ADDITIONS         OR SALES       CHANGES          YEAR
                                              --------------- ----------------- -------------- -------------- --------------
ACCOUNT 108 - ACCUM. PROV. FOR DEPRECIATION       $ --             $ --              $ --           $ --           $ --
                                              --------------- ----------------- -------------- -------------- --------------
TOTAL                                             $ --             $ --              $ --           $ --           $ --
                                              =============== ================= ============== ============== ==============

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                                                                                                                   Page 7
                                     ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31, 2002

                                                SCHEDULE IV - INVESTMENTS
                                                      (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                                                BALANCE AT                  BALANCE AT
                                                                               BEGINNING OF                  CLOSE OF
DESCRIPTION                                                                       YEAR                         YEAR
-----------
                                                                           --------------------       --------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                           $ --                       $ --

ACCOUNT 124 - OTHER INVESTMENTS                                                             --                         --

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                                    --                         --
                                                                           --------------------       --------------------
TOTAL                                                                                     $ --                       $ --
                                                                           ====================       ====================

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                                                                                                                        Page 8
                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                For the Year Ended December 31, 2002

                                       SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                                             (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                                                           BALANCE AT           BALANCE AT
DESCRIPTION                                                                             BEGINNING OF YEAR     CLOSE OF YEAR
-----------
                                                                                       -----------------    -----------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

CITY OF AUSTIN                                                                                 $ 11,757             $ 16,248
AEP TEXAS CENTRAL COMPANY                                                                        18,502               25,585
CITY OF SAN ANTONIO                                                                              20,574               28,295
TEXAS GENCO                                                                                      22,656               31,243
                                                                                       -----------------    -----------------
TOTAL                                                                                          $ 73,489             $101,370
                                                                                       =================    =================

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                                                                                                                    Page 9
                                ANNUAL REPORT OF STP Nuclear Operating Company

                                    For the Year Ended December 31, 2002

                               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                                (in thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                           DESCRIPTION                                       LABOR              EXPENSE           TOTAL
                                                                         --------------     ---------------    ------------
  ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED                                          $ --                $ --            $ --
                                                                         --------------     ---------------    ------------
  TOTAL                                                                           $ --                $ --            $ --
                                                                         ==============     ===============    ============

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                                ANNUAL REPORT OF STP Nuclear Operating Company

                                      For the Year Ended December 31, 2002

                                 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                                 (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                           DESCRIPTION                                       LABOR              EXPENSE           TOTAL
                                                                         --------------     ---------------    ------------
  ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
  CITY OF AUSTIN                                                               $    247            $   216         $   463
  AEP TEXAS CENTRAL COMPANY                                                         389                340             729
  TEXAS GENCO                                                                       475                416             891
  CITY OF SAN ANTONIO                                                               432                378             810
                                                                         --------------     ---------------    ------------
  TOTAL                                                                        $ 1,543             $ 1,350         $ 2,892
                                                                         ==============     ===============    ============


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.
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                                                                                                              Page 10
                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                        For the Year Ended December 31, 2002

                              SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                                   (thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                       BALANCE AT                   BALANCE AT
     DESCRIPTION                                                      BEGINNING OF YEAR            CLOSE OF YEAR
     -----------
                                                                -------------------------    -------------------------
     ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                         $ --                         $ --
                                                                -------------------------    -------------------------
     TOTAL                                                                          $ --                         $ --
                                                                =========================    =========================

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                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                        For the Year Ended December 31, 2002

                                     SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                                    (thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                                                       BALANCE AT                   BALANCE AT
     DESCRIPTION                                                      BEGINNING OF YEAR            CLOSE OF YEAR
     -----------
                                                                ------------------------------------------------------
     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                                    $ --                         $ --
                                                                -------------------------    -------------------------
     TOTAL                                                                          $ --                         $ --
                                                                =========================    =========================

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                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                        For the Year Ended December 31, 2002

                          SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                                    (thousands)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

     DESCRIPTION                                                                                      AMOUNT
     -----------
                                                                                             -------------------------
     ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES                                          $ --
                                                                                             -------------------------
     TOTAL                                                                                                       $ --
                                                                                             =========================
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                                                                                                                         Page 11
                                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                                         For the Year Ended December 31, 2002

                                                           SCHEDULE XI - PROPRIETARY CAPITAL
                                                    (dollars in thousands except per share amounts)

          ACCOUNT                                                                             OUTSTANDING AT CLOSE OF PERIOD
                                                   NUMBER OF SHARES    PAR OR STATED          ------------------------------
          NUMBER          CLASS OF STOCK              AUTHORIZED      VALUE PER SHARE    NO. OF SHARES              TOTAL AMOUNT
          ------          --------------              ----------      ---------------    -------------              ------------
      ACCOUNT 201       COMMON STOCK ISSUED               --              $ --                 --                       $ --


     INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


        DESCRIPTION                                                                            AMOUNT
     ------------------                                                              ------------------------
      ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                       $ --

      ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                        --
                                                                                     ------------------------
      TOTAL                                                                                             $ --
                                                                                     ========================


     INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General
     Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                              BALANCE AT        NET INCOME OR                        BALANCE AT
        DESCRIPTION                                       BEGINNING OF YEAR        (LOSS)         DIVIDENDS PAID   CLOSE OF YEAR
     ------------------                                   -----------------     -------------     --------------   -------------
      ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                  $ --              $ --               $ --            $ --
                                                          -----------------     -------------     --------------   -------------
      TOTAL                                                           $ --              $ --               $ --            $ --
                                                          =================     =============     ==============   =============

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                                                 ANNUAL REPORT OF STP Nuclear Operating Company

                                                      For the Year Ended December 31, 2002

                                                          SCHEDULE XII - LONG-TERM DEBT
                                                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                              TERM OF OBLIGATION                                    BALANCE AT                          BALANCE AT
NAME OF CREDITOR              CLASS $ SERIES OF   DATE OF    INTEREST     AMOUNT     BEGINNING                           CLOSE OF
----------------                  OBLIGATION     MATURITY      RATE     AUTHORIZED    OF YEAR  ADDITIONS   DEDUCTIONS    OF YEAR
                              -----------------  ----------  ---------  ----------  ---------- ---------  -----------  ----------
ACCOUNT 223 - ADVANCES                                                       $ --        $ --      $ --         $ --        $ --
 FROM ASSOCIATE COMPANIES
ACCOUNT 224 - OTHER LONG -                                                     --          --        --           --          --
 TERM DEBT                                                              ----------  ---------- ---------  -----------  ----------
     TOTAL                                                                   $ --        $ --      $ --         $ --        $ --
                                                                        ==========  ========== =========  ===========  ==========

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                                                                                                                        Page 13
                                        ANNUAL REPORT OF STP Nuclear Operating Company

                                             For the Year Ended December 31, 2002

                                        SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                                          (thousands)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                             BALANCE AT             BALANCE AT
                                                                                         BEGINNING OF YEAR        CLOSE OF YEAR
  DESCRIPTION                                                                            -----------------        -------------
  -----------
  ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                               $ --                    $ --
                                                                                           ------------             -----------
  TOTAL                                                                                            $ --                    $ --
                                                                                           ============             ===========

  ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
  CITY OF AUSTIN                                                                                   $ --                    $ --
  AEP TEXAS CENTRAL COMPANY                                                                          --                      --
  CITY OF SAN ANTONIO                                                                                --                      --
  TEXAS GENCO                                                                                        --                      --
                                                                                           ------------             -----------
  TOTAL                                                                                            $ --                    $ --
                                                                                           ============             ===========

  ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
  Spent Fuel Disposal - DOE                                                                    $  4,372                $  2,659
  Decontaminatn/Decommissioning                                                                   2,187                   2,227
  Benefits Accrual                                                                                1,943                   1,801
  EICP Liability                                                                                  2,464                   1,209
  ICP Liability                                                                                   5,584                   2,376
  Misc NRC Fees                                                                                     354                     375
                                                                                           ------------             -----------
  TOTAL                                                                                        $ 16,905                $ 10,647
                                                                                           ============             ===========

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                                                                      Page 14

                ANNUAL REPORT OF STP Nuclear Operating Company

                     For the Year Ended December 31, 2002

                 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy
Regulatory Commission's "Uniform System of Accounts Prescribed for the Public
Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.


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                                                                                                            Page 15
                                  ANNUAL REPORT OF STP Nuclear Operating Company
                                        For the Year Ended December 31, 2002
                                    SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                                   (thousands)



      ACCOUNT        DESCRIPTION                                                          CURRENT          PRIOR
      -------        -----------                                                            YEAR           YEAR
                                                                                      --------------- --------------
                     INCOME
        457          SERVICES RENDERED TO ASSOCIATE COMPANIES                              $ 287,253      $ 309,681
        458          SERVICES RENDERED TO NON ASSOCIATE COMPANIES                                 --             --
        419          INTEREST AND DIVIDEND INCOME                                                 --             --
        421          MISCELLANEOUS INCOME OR LOSS                                                432             12
                                                                                      --------------- --------------
                     TOTAL INCOME                                                            287,685        309,692
                                                                                      --------------- --------------

                     EXPENSES
      500-557        POWER PRODUCTION                                                      $ 233,294      $ 253,903
      560-574        TRANSMISSION                                                                 --              6
      580-598        DISTRIBUTION                                                                 --             --
      906-917        CUSTOMER SERVICE & INFORMATION                                               --             --
        920          ADMIN & GENERAL SALARIES                                                 11,809         13,735
        921          OFFICE SUPPLIES & EXPENSES                                                2,551          2,749
        922          ADMIN EXPENSES TRANSFERRED                                                   --             --
        923          OUTSIDE SERVICES EMPLOYED                                                 3,584          4,832
        924          PROPERTY INSURANCE                                                          886            196
        925          INJURIES & DAMAGES                                                       (2,335)           840
        926          EMPLOYEE PENSIONS & BENEFITS                                             23,592         19,699
        928          REGULATORY COMMISSION EXPENSE                                                --             --
       930.1         GENERAL ADVERTISING                                                          --             --
       930.2         MISCELLANEOUS GENERAL EXPENSES                                            4,039          3,960
        931          RENTS                                                                        --             --
        932          MAINTENANCE OF GENERAL PLANT                                                 --             --
        933          UNIDENTIFIABLE OPERATING EXP                                                 --             --
        935          MAINTENANCE OF GENERAL PLANT                                              3,010          2,878
      403-405        DEPRECIATION AND AMORTIZATION EXPENSE                                        --             --
        408          TAXES OTHER THAN INCOME                                                   7,182          6,845
        417          REVENUES - NON-UTILITY OPS                                                   --             --
       426.1         DONATIONS                                                                    63             38
       426.3         PENALTIES                                                                     0             --
       426.4         CIVIC, POLITICAL AND RELATED EXPENDITURES                                    --             --
       426.5         OTHER DEDUCTIONS                                                             11             11
        435          EXTRAORDINARY DEDUCTIONS                                                     --             --
                                                                                      --------------- --------------
                     TOTAL EXPENSES                                                          287,685        309,692
                                                                                      --------------- --------------

                                                                                      --------------- --------------
                     NET INCOME OR (LOSS)                                                       $ --           $ --
                                                                                      =============== ==============

                                                                                                                       Page 16
                                               ANNUAL REPORT OF STP Nuclear Operating Company

                                                     For the Year Ended December 31, 2002

                                                             ANALYSIS OF BILLING

                                                      ASSOCIATE COMPANIES - ACCOUNT 457
                                                                 (thousands)

                                                  DIRECT COSTS      INDIRECT COSTS       COMPENSATION          TOTAL AMOUNT
    NAME OF ASSOICATE COMPANY                       CHARGED            CHARGED         FOR USE OF CAPITAL         BILLED
    -------------------------                    --------------   ---------------     -------------------    --------------
                                                         457 - 1         457 - 2             457 - 3
    TEXAS GENCO                                        $  70,583        $ 17,812                                  $  88,395

    AEP-TEXAS CENTRAL COMPANY                             57,821          14,573                                     72,394

    CITY OF AUSTIN                                        36,737           9,253                                     45,990

    CITY OF SAN ANTONIO                                   64,280          16,193                                     80,473
                                                       ---------        --------            -------               ---------
     TOTAL                                             $ 229,422        $ 57,831            $    -                $ 287,253
                                                       =========        ========            =======               =========


                                                                                                                       Page 17
                                              ANNUAL REPORT OF STP Nuclear Operating Company

                                                   For the Year Ended December 31, 2002

                                                           ANALYSIS OF BILLING

                                                  NON ASSOCIATE COMPANIES - ACCOUNT 458
                                                               (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

                                                                             COMPENSATION                               TOTAL
                                          DIRECT COSTS   INDIRECT COSTS       FOR USE OF                  EXCESS OR     AMOUNT
  NAME OF NON ASSOCIATE COMPANY              CHARGED        CHARGED            CAPITAL     TOTAL COST     DEFICIENCY    BILLED
  -----------------------------          -------------- ----------------- --------------- ------------ --------------- --------
                                            458 - 1          458 - 2            458 - 3                    458 - 4

   NONE                                      $ --             $ --             $ --          $ --           $ --        $ --

                                         -------------- ----------------- --------------- ---------------------------- --------
   TOTAL                                     $ --             $ --             $ --          $ --           $ --        $ --
                                         ============== ================= =============== ============================ ========



                                                                                                                         Page 18
                                          ANNUAL REPORT OF STP Nuclear Operating Company

                                               For the Year Ended December 31, 2002

                      SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                                            (thousands)

           Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                                ASSOCIATE COMPANY CHARGES             NON ASSOCIATE COMPANY CHARGES
                                                           ------------------------------------    ---------- ------------- -------
                                                             DIRECT       INDIRECT                   DIRECT      INDIRECT
  ACCOUNT    DESCRIPTION OF ITEMS                            COSTS         COSTS       TOTAL         COSTS        COSTS       TOTAL
  -------    --------------------
                                                           ------------ ------------ ----------    ---------- ------------- -------
 500-557     PRODUCTION OPERATIONS EXPENSE                   $211,348    $ 21,946     $233,294       $ --        $ --         $ --
 560-574     TRANSMISSION OPERATION EXPENSE                        --          --           --         --          --           --
 580-598     DISTRIBUTION                                          --          --           --         --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                        --          --           --         --          --           --
   920       ADMIN & GENERAL SALARIES                           8,260       3,549       11,809         --          --           --
   921       OFFICE SUPPLIES & EXPENSES                         1,466       1,085        2,551         --          --           --
   922       ADMIN EXPENSES TRANSFERRED                            --          --           --         --          --           --
   923       OUTSIDE SERVICES EMPLOYED                          3,182         402        3,584         --          --           --
   924       PROPERTY INSURANCE                                   886          --          886         --          --           --
   925       INJURIES & DAMAGES                                (2,335)         --       (2,335)        --          --           --
   926       EMPLOYEE PENSIONS & BENEFITS                         (74)     23,666       23,592         --          --           --
   928       REGULATORY COMMISSION EXPENSE                         --          --           --         --          --           --
  930.1      GENERAL ADVERTISING                                   --          --           --         --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                     4,039          --        4,039         --          --           --
   931       RENTS                                                 --          --           --         --          --           --
   932       MAINTENANCE OF GENERAL PLANT                          --          --           --         --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                          --          --           --         --          --           --
   935       MAINTENANCE OF GENERAL PLANT                       3,009           1        3,010         --          --           --
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                 --          --           --         --          --           --
   408       TAXES OTHER THAN INCOME                               --       7,182        7,182         --          --           --
  426.1      DONATIONS                                             63          --           63         --          --           --
  426.3      PENALTIES                                              0          --            0         --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES            --          --           --         --          --           --
  426.5      OTHER DEDUCTIONS                                      11          --           11         --          --           --
   435       EXTRAORDINARY DEDUCTIONS                              --          --           --         --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                        (432)         --         (432)        --          --           --

                                                           ------------ ------------ ----------    ---------- ------------- -------
            TOTAL EXPENSES                                    229,422      57,831      287,253         --          --           --
                                                           ------------ ------------ ----------    ---------- ------------- -------

             COMPENSATION FOR USE OF EQUITY CAPITAL                --          --           --         --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES               --          --           --         --          --           --

                                                           ------------ ------------ ----------    ---------- ------------- -------
            TOTAL COST OF SERVICE                            $229,422    $ 57,831     $287,253       $ --        $ --         $ --
                                                           ============ ============ ==========    ========== ============= =======


                                                                                                                         Page 18
                                          ANNUAL REPORT OF STP Nuclear Operating Company                               (Continued)

                                               For the Year Ended December 31, 2002

                      SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                                            (thousands)

           Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                                     TOTAL CHARGES FOR SERVICE
                                                             ------------------------------------
                                                                  DIRECT     INDIRECT
  ACCOUNT    DESCRIPTION OF ITEMS                                 COSTS       COSTS       TOTAL
  -------    --------------------
                                                             ------------- ----------- ----------
 500-557     PRODUCTION OPERATIONS EXPENSE                     $211,348    $ 21,946     $233,294
 560-574     TRANSMISSION OPERATION EXPENSE                          --          --           --
 580-598     DISTRIBUTION                                            --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                          --          --           --
   920       ADMIN & GENERAL SALARIES                             8,260       3,549       11,809
   921       OFFICE SUPPLIES & EXPENSES                           1,466       1,085        2,551
   922       ADMIN EXPENSES TRANSFERRED                              --          --           --
   923       OUTSIDE SERVICES EMPLOYED                            3,182         402        3,584
   924       PROPERTY INSURANCE                                     886          --          886
   925       INJURIES & DAMAGES                                  (2,335)         --       (2,335)
   926       EMPLOYEE PENSIONS & BENEFITS                           (74)     23,666       23,592
   928       REGULATORY COMMISSION EXPENSE                           --          --           --
  930.1      GENERAL ADVERTISING                                     --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                       4,039          --        4,039
   931       RENTS                                                   --          --           --
   932       MAINTENANCE OF GENERAL PLANT                            --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                            --          --           --
   935       MAINTENANCE OF GENERAL PLANT                         3,009           1        3,010
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                   --          --           --
   408       TAXES OTHER THAN INCOME                                 --       7,182        7,182
  426.1      DONATIONS                                               63          --           63
  426.3      PENALTIES                                                0          --            0
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES              --          --           --
  426.5      OTHER DEDUCTIONS                                        11          --           11
   435       EXTRAORDINARY DEDUCTIONS                                --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                          (432)         --         (432)

                                                             ------------- ----------- ----------
            TOTAL EXPENSES                                      229,422      57,831      287,253
                                                             ------------- ----------- ----------

             COMPENSATION FOR USE OF EQUITY CAPITAL                  --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES                 --          --           --

                                                             ------------- ----------- ----------
            TOTAL COST OF SERVICE                              $229,422    $ 57,831     $287,253
                                                             ============= =========== ==========



                                                                                                                        Page 19

                                       ANNUAL REPORT OF STP Nuclear Operating Company

                                            For the Year Ended December 31, 2002

                           SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                        (thousands)

          Instruction:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting
          System:  Uniform System of Accounts).

                                                                                        DEPARTMENT OR SERVICE FUNCTION
                                                                                   ------------------------------------------
                                                                                                                ENGINEERING
                                                                 TOTAL              PRESIDENT     BUSINESS      TECHNICAL
  ACCOUNT      DESCRIPTION OF ITEMS                             AMOUNT   OVERHEAD    & CEO        SERVICES      SERVICES
  -------      --------------------
                                                             ----------- -------- ------------- ------------- ---------------
  500-557      PRODUCTION OPERATIONS EXPENSE                   $ 233,294    $ --    $ 5,204       $ 14,724      $ 107,383
  560-574      TRANSMISSION OPERATION EXPENSE                         --      --         --             --             --
  580-598      DISTRIBUTION                                           --      --         --             --             --
  906-917      CUSTOMER SERVICE & INFORMATION                         --      --         --             --             --
    920        ADMIN & GENERAL SALARIES                           11,809      --      1,077          7,368            794
    921        OFFICE SUPPLIES & EXPENSES                          2,551      --         71          2,274            160
    922        ADMIN EXPENSES TRANSFERRED                             --      --         --             --             --
    923        OUTSIDE SERVICES EMPLOYED                           3,584      --      1,613          1,329            563
    924        PROPERTY INSURANCE                                    886      --         --            886             --
    925        INJURIES & DAMAGES                                 (2,335      --         --          1,107             --
    926        EMPLOYEE PENSIONS & BENEFITS                       23,592      --        340          2,124          3,435
    928        REGULATORY COMMISSION EXPENSE                          --      --         --             --             --
   930.1       GENERAL ADVERTISING                                    --      --         --             --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                      4,039      --          5             32          3,228
    931        RENTS                                                  --      --         --             --             --
    932        MAINTENANCE OF GENERAL PLANT                           --      --         --             --             --
    933        UNIDENTIFIABLE OPERATING EXP                           --      --         --             --             --
    935        MAINTENANCE OF GENERAL PLANT                        3,010      --         62          2,947              0
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE                  --      --         --             --             --
    408        TAXES OTHER THAN INCOME                             7,182      --         --             --             --
    417        REVENUES - NON-UTILITY OPS                             --      --         --             --             --
   426.1       DONATIONS                                              63      --         --             63             --
   426.3       PENALTIES                                               0      --         --             --              0
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES              --      --         --             --             --
   426.5       OTHER DEDUCTIONS                                       11      --         11             --             --
    434        EXTRAORDINARY INCOME                                   --      --         --             --             --
    435        EXTRAORDINARY DEDUCTIONS                               --      --         --             --             --

                                                             ------------ ------- ------------- ------------- ---------------
             TOTAL EXPENSES                                    $ 287,685    $ --    $ 8,383       $ 32,854      $ 115,564
                                                             ============ ======= ============= ============= ===============


                                                                                                              Page 19
                                                                                                            (Continued)
                             ANNUAL REPORT OF STP Nuclear Operating Company

                                  For the Year Ended December 31, 2002

                 SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                              (thousands)

Instruction:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting
System:  Uniform System of Accounts).



           (CONTINUED)                                               DEPARTMENT OR SERVICE FUNCTION
                                                              -----------------------------------------
                                                                 NUCLEAR           STEAM
                                                               GENERATION        GENERATOR    CORPORATE
  ACCOUNT      DESCRIPTION OF ITEMS                            OPERATIONS      REPL. PROJECT    COSTS
  -------      --------------------
                                                              --------------- ------------- -----------
  500-557      PRODUCTION OPERATIONS EXPENSE                    $ 88,459           $ 13       $ 17,512
  560-574      TRANSMISSION OPERATION EXPENSE                         --             --             --
  580-598      DISTRIBUTION                                           --             --             --
  906-917      CUSTOMER SERVICE & INFORMATION                         --             --             --
    920        ADMIN & GENERAL SALARIES                              362             --          2,208
    921        OFFICE SUPPLIES & EXPENSES                             64             --            (19)
    922        ADMIN EXPENSES TRANSFERRED                             --             --             --
    923        OUTSIDE SERVICES EMPLOYED                              10              2             67
    924        PROPERTY INSURANCE                                     --             --             --
    925        INJURIES & DAMAGES                                     --             --         (3,442)
    926        EMPLOYEE PENSIONS & BENEFITS                        6,825             35         10,833
    928        REGULATORY COMMISSION EXPENSE                          --             --             --
   930.1       GENERAL ADVERTISING                                    --             --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                        812             --            (38)
    931        RENTS                                                  --             --             --
    932        MAINTENANCE OF GENERAL PLANT                           --             --             --
    933        UNIDENTIFIABLE OPERATING EXP                           --             --             --
    935        MAINTENANCE OF GENERAL PLANT                           --             --              0
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE                  --             --             --
    408        TAXES OTHER THAN INCOME                                --             --          7,182
    417        REVENUES - NON-UTILITY OPS                             --             --             --
   426.1       DONATIONS                                              --             --             --
   426.3       PENALTIES                                              --             --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES              --             --             --
   426.5       OTHER DEDUCTIONS                                       --             --             --
    434        EXTRAORDINARY INCOME                                   --             --             --
    435        EXTRAORDINARY DEDUCTIONS                               --             --             --

                                                             ------------------------------------------
             TOTAL EXPENSES                                     $ 96,531           $ 49       $ 34,303
                                                              =============== ============= ===========

                                      ANNUAL REPORT OF STP Nuclear Operating Company                              Page 20

                                           For the Year Ended December 31, 2002

                                      DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                                        (thousands)

                                                                 DEPARTMENTAL SALARY EXPENSE
                                                  ---------------------------------------------------
                                                                  INCLUDE IN AMOUNTS BILLED TO
                                                               --------------------------------------
                                                                                                         NUMBER OF
   NAME OF DEPARTMENT                                TOTAL       ASSOCIATE      OTHER         NON        PERSONNEL
   INDICATE EACH DEPARTMENT OR SERVICE FUNCTION     AMOUNT        COMPANY    ASSOCIATES   ASSOCIATES    END OF YEAR
   ---------------------------------------------- ----------- ------------- ------------ ------------ -------------
   EXECUTIVE VP/GM NUCLEAR                         $  2,012     $  2,012        $ --         $ --             13
   BUSINESS SERVICES                                 14,464       14,464          --           --            228
   ENGINEERING & TECHNICAL SERVICES                  25,440       25,440          --           --            317
   NUCLEAR GENERATION                                50,854       50,854          --           --            646
   STEAM GEN REPLACEMENT PROJ                           272          272          --           --              3
   CORPORATE COST                                     4,091        4,091          --           --              0
                                                  ----------- ------------- ------------ ------------ -------------
   TOTAL                                           $ 97,134     $ 97,134        $ --         $ --          1,207
                                                  =========== ============= ============ ============ =============


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.


                                                                                             Page 21
                     ANNUAL REPORT OF STP Nuclear Operating Company
                        For the Year Ended December 31, 2002
                            OUTSIDE SERVICES EMPLOYED
                                    (thousands)
INSTRUCTIONS:  Provide a breakdown of outside services employed.  If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown.  Provide a brief description of the service rendered by each vendor listed.

             FROM WHOM PURCHASED                           SERVICE PROVIDED                  AMOUNT
-----------------------------------------------------------------------------------------------------
   ABSG CONSULTING                            GEN ENG/TECH SVC OM INITIATIVE                $    138
   AON CONSULTING, INC.                       HUMAN RESOURCES COMPENSATION                       284
   ASSOCIATED ENGINEERING RESOURCE            NUCLEAR PROBABILISTIC SAFETY ASSESSMENT            163
   AUSTIN ENERGY                              DEREGULATION METERING                              107
   BAKER & BOTTS, L.L.P.                      HUMAN RESOURCES COMPENSATION                       189
   BECHTEL ENERGY CORPORATION                 STEAM GENERATOR WORK                            23,694
   BOOTH & ASSOCIATES                         EXEC. VP/GM NUCLEAR                                180
   BROCK SPECIALTY SERVICES, LTD.             COATINGS UPGRADE - O&M                             757
   BROCK SPECIALTY SERVICES, LTD.             FACILITIES MANAGEMENT CONTRACT                   1,751
   BROCK SPECIALTY SERVICES, LTD.             INCREMENTAL SUPPORT - REFUELING OUTAGE             177
   BROCK SPECIALTY SERVICES, LTD.             STEAM GENERATOR WORK                               217
   CORESTAR INTERNATIONAL CORP.               INCREMENTAL SUPPORT - REFUELING OUTAGE             187
   CTI INDUSTRIES, INC.                       INCREMENTAL SUPPORT - REFUELING OUTAGE             100
   DANKA                                      ADMINISTRATION, OFFICE SERVICE                     197
   DOMINION ENGINEERING,INC.                  FUEL ULTRASONIC CLEANING SYSTEM                  2,379
   EQE INTERNATIONAL                          NUCLEAR PROBABILISTIC SAFETY ASSESSMENT            120
   FACTORY MUTUAL INSURANCE COMPANY           BASELINE FEES                                      100
   FALTISEK PAVING, INC.                      FACILITIES BUILDING MODIFICATIONS                  138
   FRAMATOME ANP, INC.                        STEAM GENERATOR WORK                               128
   GOODNIGHT CONSULTING, INC.                 EXEC. VP/GM NUCLEAR                                120
   HIGH TECH DOCUMENT SERVICES, INC.          BASELINE FEES                                      257
   HIGH TECH DOCUMENT SERVICES, INC.          MICRO FORM CONVERSION INITIATIVE                   225
   HIGH TECH DOCUMENT SERVICES, INC.          RECORDS MANAGEMENT SYSTEMS                         190
   HOUSTON SERVICE INDUSTRIES                 REPLACE INSTRUMENT AIR COMPRESSOR                  480
   IBM CORPORATION                            INFORMATION SYSTEMS MAINTENANCE                    347
   INFORMATION HANDLING SERVICES INC.         BASELINE FEES                                      115
   J. CONLY & ASSOCIATES, INC.                STEAM GENERATOR WORK                               233
   MATTHEWS AND BRANSCOMB                     EXEC. VP/GM NUCLEAR                                445
   MORGAN, LEWIS & BOCKIUS, LLP               LICENSING SECTION                                  237
   NAVISITE                                   EXEC. VP/GM NUCLEAR                                118
   NILSSON PROFESSIONAL CONSULTANTS, INC.     EXEC. VP/GM NUCLEAR                                204
   ONDEO NALCO CHEMICAL                       WATER PROCESSING                                   170
   ORACLE CORPORATION                         INFORMATION SYSTEMS MAINTENANCE                    217
   PEOPLE SOFT, INC.                          INFORMATION SYSTEMS MAINTENANCE                    188
   PRO-LINE WATER SCREEN SERVICE, INC.        MM CWIS TRAVELING SCREENS                          371
   R. BROOKS ASSOCIATES, INC.                 STEAM GENERATOR WORK                               132
   RLB CONTRACTING, INC.                      STEAM GENERATOR WORK                               229
   SIEMENS WESTINGHOUSE POWER COR             TURBINE GENERATOR WORK                           7,074
   SOFTWARE SPECTRUM, INC.                    INFORMATION SYSTEMS MAINTENANCE                    398
   SONIC SYSTEMS INTERNAT'L, INC.             INCREMENTAL SUPPORT - REFUELING OUTAGE             189
   SONIC SYSTEMS INTERNAT'L, INC.             STEAM GENERATOR WORK                               236
   SORRENTO ELECTRONICS, INC.                 REPLACE RM11 COMPUTERS - U1                        209
   SORRENTO ELECTRONICS, INC.                 REPLACE RM11 COMPUTERS - U2                        202
   SUN TECHNICAL SERVICES,INC.                STEAM GENERATOR WORK                               146
   SUNGARD RECOVERY SERVICES, INC             INFORMATION SYSTEMS MAINTENANCE                    122
   TEXAS GENCO                                INFORMATION SYSTEMS MAINTENANCE                    133
   THE CENTER FOR OCCUPATIONAL AND CORP. HE   HUMAN RESOURCES-HEALTH                             130
   THYSSEN KRUPP ELEVATOR                     FACILITIES MANAGEMENT CONTRACT                     145
   TOSHIBA AMERICA INFO. SYS., INC.           ADMINISTRATION, OFFICE SERVICE                     307
   UNITECH SERVICES GROUP, INC.               STEAM GENERATOR WORK                               111
   UNITED CRANE, INC.                         TURBINE GENERATOR WORK                             116
   UTILITIES SERVICE ALLIANCE, INC.           JOINT UTILITY VENTURE                              315
   VINSON & ELKINS                            RISK MANAGEMENT ACTIVITIES                         229
   WASHINGTON GROUP INTERNATIONAL             O&M PROJECT MANAGEMENT                             382
   WASHINGTON GROUP INTERNATIONAL             SERVICE REQUEST MAINTENANCE                      1,299
   WASTE MANAGEMENT OF SOUTHEAST TEXAS        FACILITIES MANAGEMENT CONTRACT                     100
   WEIR VALVES & CONTROLS USA, INC.           SERVICE REQUEST MAINTENANCE                        148
   WELDING SERVICES INCORPORATED              REACTOR WORK                                       356
   WESTINGHOUSE ELECTRIC CO., LLC             BASELINE FEES                                      313
   WESTINGHOUSE ELECTRIC CO., LLC             GENERAL 1% POWER UPRATE                            620
   WESTINGHOUSE ELECTRIC CO., LLC             MM REACTOR COOLANT PUMP REFURBISHMENT            1,470
   WESTINGHOUSE ELECTRIC CO., LLC             REACTOR WORK                                     1,193
   WESTINGHOUSE ELECTRIC COMPANY, L.L.C.      GEN ENG/TECH SVC OM INITIATIVE                     120
   WESTINGHOUSE ELECTRIC COMPANY, LLC         CHG EXIST CNTRL CIRCS ON FWIV                      100
   SUBTOTAL                                                                                   51,446
   OTHER VENDORS                                                                              11,507
                                                                                            --------
                                                                  TOTAL OUTSIDE SERVICES    $ 62,953
                                                                                            ========
                                                                                            ========

These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified with any particular line on Schedule XV.

                      ANNUAL REPORT OF STP Nuclear Operating Company

                         For the Year Ended December 31, 2002

                      EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                      (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

    DESCRIPTION                                             AMOUNT
    -----------
                                                           ------------

    Medical                                                    $ 9,294

    Dental                                                         789

    Life Insurance                                                 177

    Long Term Disability                                           484

    Accidental Death&Dismemberment                                  33

    Vision                                                          41

    Pension                                                      3,809

    FAS 106                                                      3,836

    Savings Plan                                                 3,948

    Deferred Compensation                                          154

    Fas 112                                                        165

    Executive Benefit Expense                                    1,323

    Administrative Expense                                         (30)

    Capitalized Benefits                                          (571)

    Paid Absences                                                    -

    Employee Benefits Adjustments                                  122

    Other                                                           17
                                                           ------------
    TOTAL                                                     $ 23,592
                                                           ============

                  ANNUAL REPORTS OF STP Nuclear Operating Company

                        For the Year Ended December 31, 2002

                    GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

    DESCRIPTION           NAME OF PAYEE                      AMOUNT
    -----------           -------------
                                                      ---------------------
    NONE                       N/A                                     $ -
                                                      ---------------------
    TOTAL                                                              $ -
                                                      =====================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2002

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                 (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

    DESCRIPTION                                                   AMOUNT
                                                             -----------------
    Company Memberships Dues and Fees                                  $ 3,321
    Bank Fees                                                               32
    Miscellaneous                                                          686
                                                             -----------------
    TOTAL                                                              $ 4,039
                                                             =================


               ANNUAL REPORT OF STP Nuclear Operating Company

                    For the Year Ended December 31, 2002

                             RENTS - ACCOUNT 931
                                (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


    TYPE OF PROPERTY                                         AMOUNT
                                                        -----------------

    OTHER RENT                                                       $ -
                                                        -----------------
    TOTAL                                                            $ -
                                                        =================

                  ANNUAL REPORT OF STP Nuclear Operating Company

                       For the Year Ended December 31, 2002

                    TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                    (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.




DESCRIPTION                                              AMOUNT
-----------
                                                    ----------------

OTHER THAN US GOVERNMENT TAXES
STATE UNEMPLOYMENT TAXES                                    $    56
                                                    ----------------
SUBTOTAL                                                         56
                                                    ----------------

US GOVERNMENT TAXES
SOCIAL SECURITY TAXES                                         7,230
FEDERAL UNEMPLOYMENT TAXES                                       80
PAYROLL TAX CAPITALIZED                                        (184)
                                                    ----------------
SUBTOTAL                                                      7,126
                                                    ----------------

                                                    ----------------
TOTAL                                                       $ 7,182
                                                    ================


                                                                                                                   Page 26

                             ANNUAL REPORT OF STP Nuclear Operating Company

                                 For the Year Ended December 31, 2002

                                      DONATIONS - ACCOUNT 426.1
                                           (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


    NAME OF RECIPIENT                                                  PURPOSE OF DONATION                       AMOUNT
    -----------------                                                  -------------------
                                                                                                            ----------------
    Matagorda County Fair and Livestock                   2002 Livestock Auction                                    $  7
    Matagorda County Birding Nature Center                Support for Birding Center                                   5
    Matagorda County United Way                           2003 Corporate Donation                                     20
    Texas Institute for the Advancement
       of Chemical Technology                             Annual Membership Donation                                   5
    Miscellaneous                                         Miscellaneous                                               26
                                                                                                           ----------------
    TOTAL                                                                                                           $ 63
                                                                                                           ================

                                                                                                       Page 27

                                ANNUAL REPORT OF STP Nuclear Operating Company

                                     For the Year Ended December 31, 2002

                                       OTHER DEDUCTIONS - ACCOUNT 426.5
                                                 (thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



    DESCRIPTION                                             NAME OF PAYEE                           AMOUNT
    -----------                                             -------------
                                                                                               ----------------
    Country Club Dues                              Miscellaneous STPNOC Executives                        $ 11
                                                                                               ----------------
    TOTAL                                                                                                 $ 11
                                                                                               ================



               ANNUAL REPORT OF STP Nuclear Operating Company

                    For the Year Ended December 31, 2002

                SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee premiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

STP Nuclear Operating Company

President & Chief Executive Officer - William T Cottle
  Liaison Co-Owner - Anup K Khosla
  Secretary Executive - Linda Jean Rittenberry
  Vice President Business Services - Florence K Mangan
  Vice President Engineering & Technical Services - Tom J Jordan
  Vice President Generation - Gary L Parkey
  Manager Safety Quality Concerns Program - David L Cobb
  Vice President Plants Projects - Ted H Cloninger
  Vice President & Assistant to President & CEO - James Joe Sheppard

                ANNUAL REPORT OF STP Nuclear Operating Company

                             METHODS OF ALLOCATION

         Central and South West Services, Inc. requested and the
         Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.            In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                               SIGNATURE CLAUSE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                        STP Nuclear Operating Company
                        ---------------------------------------------------
                        (Name of Reporting Company)

           By:          /s/ F. H. Mallen
                        ---------------------------------------------------
                        (Signature of Signing Officer)

                        F.H. Mallen      General Manager Financial Support
                        ---------------------------------------------------
                        (Printed Name and Title of Signing Officer)


Date:           4/21/2003
              ------------